601 Lexington Avenue New York, New York 10022
(212) 446-4800 www.kirkland.com	Facsimile: (212) 446-4900

February 8, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 3561

Attention: Mr. Jay Ingram

Re:	Kinetic Concepts, Inc.
KCI USA, Inc.
Amendment No. 3 to Registration Statement on Form S-4
Filed January 23, 2013
File No. 333-184233

Dear Mr. Ingram,
This letter is being furnished on behalf of Kinetic Concepts, Inc., a Texas corporation (“Kinetic Concepts, Inc.”), and KCI USA, Inc., a Delaware corporation (“KCI USA, Inc.” and together with Kinetic Concepts, Inc., the “Issuers”) and the Guarantors listed in the Registration Statement (as defined below) (together with the Issuers, the “Registrants”) in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated February 6, 2013 to Teresa A. Johnson, Vice President and Interim Chief Financial Officer of Kinetic Concepts, Inc., with respect to the Registrants' Registration Statement on Form S-4 (File No. 333-184233) (the “Registration Statement”) that was filed with the Commission on October 1, 2012, as subsequently amended on November 5, 2012, December 7, 2012, and January 23, 2013.
The text of the Staff's comments has been included in this letter for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff's letter. For your convenience, we have also set forth the Registrants' response to each of the numbered comments immediately below each numbered comment.

In addition, the Registrants are hereby filing Amendment No. 4 (“Amendment No. 4”) to the Registration Statement. Amendment No. 4 has been revised to reflect the Registrants' responses to the comments from the Staff and to incorporate certain other updating and conforming changes. All page numbers in the responses below refer to Amendment No. 4, except as otherwise noted. We have enclosed a courtesy package, which includes four copies of Amendment No. 4, all of which have been marked to show changes from Amendment No. 3 to the Registration Statement.

Executive Compensation, page 110
Annual Incentive Bonus for Executives, page 114

1.
Staff's comment: We note that you have not provided quantitative disclosure of financial targets with respect to the 2012 awards. In addition, in footnote (5) to the Summary Compensation Table you disclose that the compensation committee has not determined the awards to be made under the 2012 AIB and that the amounts reported for year 2012 reflect each named executive officer's “target” bonus amount. You also disclose that you will file a Form 8-K at that time when these bonus amounts are determined and paid. Please note that Instruction 1 to Item 402(c)(2)(iii) and (iv) of Regulation S-K which permits the actual salary or bonus amounts to be disclosed in a filing under Item 5.02(f) of Form 8-K, does not extend to non-equity incentive plan compensation disclosure. While you state that “[n]o participant will be entitled to any payments under the Bonus Plan until the individual award is approved by [the] Compensation Committee,” please note that the amounts earned under a plan that meets the definition of a non-equity incentive plan, but that permits the exercise of negative discretion in determining the amounts of bonuses, generally would still be reportable in the Non-equity Incentive Plan Compensation column. Refer to Question 119.02 of our Regulation S-K Compliance and Disclosure Interpretations. Please disclose the financial performance targets for year 2012 or provide us with specific support for your position that you may omit disclosure of actual non-equity incentive plan compensation and report that information at a subsequent date on Form 8-K.

Response: In response to the Staff's comment, the Registrants have revised the disclosure on pages 116, 123, 124 and 126 of the Registration Statement.

Release of Liens, page 155

2.
Staff's comment: We note your response to comment four in our letter dated October 18, 2012. Please provide external support for your statement that “the assets provide more relief to note holders than the stock in a foreclosure situation, because such assets will be liquidated first.” It is not clear how the collateral agent may exercise the remedies available to it upon default, specifically as it relates to its discretionary authority to prioritize the liquidation of the pledged assets over the capital stock of the subsidiary guarantors. We continue to believe that investors are entitled to better disclosure about the extent to which their foreclosure right is limited by the Article 3-16 exclusion provision. As previously requested in each of our letters issued to date, please disclose the following: (i) the name(s) of any subsidiary that as of the latest Balance Sheet date has capital stock collateralizing the Notes and has the greater of the book value or market

(fair) value of its capital stock equaling 20% or more of the current principal amount of the registered notes and (ii) the aggregate percentages of consolidated assets, revenue, and pre-tax income which is comprised of the subsidiaries whose capital stock is pledged as collateral. We believe that you should be able to derive this information from internal company estimates of fair value that does not require or necessitate third-party valuation of the subsidiaries.

Response: In response to the Staff's comment, the Registrants have revised the disclosure on page 157 of the Registration Statement.

We hope that the foregoing has been responsive to the Staff's comments. If you have any questions related to this letter, please contact me at (212) 446-4746 or my colleague Joshua N. Korff at (212) 446-4943.

Sincerely,
/s/ Michael Kim___________
Michael Kim, Esq.

cc:	Teresa A. Johnson
Vice President, Interim Chief Financial Officer
Kinetic Concepts, Inc.